Form 20-F
period 2015-12-31
Adaptimmune Therapeutics PLC
filed 2016-03-17
CIK 1621227

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from July 1, 2015 to December 31, 2015
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number          001-37368

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

☐ Yes   ☐ No

Explanatory Note

On October 13, 2015, Adaptimmune Therapeutics plc (together with its consolidated subsidiaries, the “Company”) announced a change of fiscal year end from June 30 to December 31, 2015 to align fiscal reporting more closely with comparable companies in the industry which use calendar years and to provide more efficient reporting for U.S. investors.  As a result, the Company is required to file this Transition Report on Form 20-F for the transition period of July 1, 2015 to December 31, 2015.  After filing the Transition Report, the Company’s next fiscal year end will be December 31, 2016.  A comparison of our operating results for the 6-month periods ended December 31, 2015 and 2014 has been included within ITEM 5.A.  Financial information presented in this Form 20-F for the six months ended December 31, 2014 and discussion of calendar year data has not been audited and is presented for comparative purposes only.  The Company notes that this Transition Report on Form 20-F is filed pursuant to Rule 13a-10(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which permits the Company to respond to only Items 5, 8.A.7., 13, 14 and 17 or 18 of Form 20-F.

i

GENERAL INFORMATION

In this Transition Report on Form 20-F (“Transition Report”), “Adaptimmune,” the “Group,” the “Company,” “we,” “us” and “our” refer to Adaptimmune Therapeutics plc and its consolidated subsidiaries, except where the context otherwise requires. “Adaptimmune®” is a registered trademark of Adaptimmune.

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statement data as of December 31, 2015, June 30, 2015 and 2014 and for the six months ended December 31, 2015 and years ended June 30, 2015, 2014 and 2013 have been derived from our consolidated financial statements, as presented elsewhere in this Transition Report, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

All references in this Transition Report to “$” are to U.S. dollars, all references to “£” are to pounds sterling and all references to “€” are to Euros. Solely for the convenience of the reader, unless otherwise indicated, all pounds sterling amounts as of and for the six months ended December 31, 2015 have been translated into U.S. dollars at the rate as of December 31, 2015, the last business day of our transition period ended December 31, 2015, of £1.00 to $1.4746. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

Prior to a corporate reorganization completed on April 1, 2015, described fully in the notes to the financial statements within Item 18 of this Form 20-F, we conducted our business through Adaptimmune Limited and its subsidiary, and therefore our historical financial statements for the years ended June 30, 2014 and 2013 present the consolidated results of operations of Adaptimmune Limited. Following the corporate reorganization, our financial statements present the consolidated results of Adaptimmune Therapeutics plc.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Transition Report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this Transition Report are forward-looking statements.

These forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by, these forward-looking statements. These forward-looking statements are based on assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause those differences include, but are not limited to:

•            our ability to advance our NY-ESO T-cell receptor, or TCR, therapeutic candidate to a point where GlaxoSmithKline, or GSK, exercises the option to license the product;

•            our ability to successfully advance our MAGE-A10 therapeutic candidate through clinical development;

•            the success, cost and timing of our product development activities and clinical trials;

•            our ability to successfully advance our technology platform to improve the safety and effectiveness of our existing TCR therapeutic candidates and to submit Investigational New Drug Applications, or INDs, for new TCR therapeutic candidates;

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

ii

•            volatility in equity markets in general and in the biopharmaceutical sector in particular;

•            fluctuations in the price of materials and bought-in components;

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

•            a change in our status as an emerging growth company under the JOBS Act; and

•            additional factors that are not known to us at this time.

Additional factors that could cause actual results, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results to differ materially include, but are not limited to, those discussed under “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on October 13, 2015 (the “20-F Annual Report”). Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this Transition Report not to occur. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only at the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this Transition Report might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive of, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

iii

PART I

Item 5.   Operating and Financial Review and Prospects.

The following discussion of our financial condition and results of operations should be read in conjunction with “Item 3. Key information — A. Selected Financial Data,” of our 20-F Annual Report and our consolidated financial statements included elsewhere in this Transition Report, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Forward-Looking Statements” in our 20-F Annual Report. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Solely for the convenience of the reader, unless otherwise indicated, all pounds sterling amounts as of and for the period ended December 31, 2015 have been translated into U.S. dollars at the rate as of December 31, 2015, the last business day of our transition period ended December 31, 2015, of £1.00 to $1.4746. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

Prior to a corporate reorganization completed on April 1, 2015, described fully in the notes to the financial statements within Item 18 of this Form 20-F, we historically conducted our business through Adaptimmune Limited and its subsidiary, and therefore our historical financial statements for the years ended June 30, 2014 and 2013 present the consolidated results of operations of Adaptimmune Limited. Following the corporate reorganization, our financial statements present the consolidated results of Adaptimmune Therapeutics plc.

A.                                    Operating Results

Important Financial and Operating Terms and Concepts

Revenue

To date, we have not generated any revenue from the sales of our TCR therapeutic candidates. Our revenues have been solely derived from our collaboration and license agreement with GSK (the “GSK Collaboration and License Agreement”). The terms of this arrangement contain multiple milestones associated with: (i) co-development of our NY-ESO TCR therapeutic candidate, (ii) associated manufacturing optimization work and (iii) co-development of other TCR target programs. GSK is also obligated to pay us certain milestone fees, which are generally non-refundable and are payable upon satisfactory completion of specified research and development activities.

In February 2016, the terms of the GSK Collaboration and License Agreement were expanded by an amendment agreement that became effective on February 2, 2016 (the “Amendment Agreement”). The Amendment Agreement accelerates the development of our NY-ESO TCR therapeutic candidate towards pivotal trials in synovial sarcoma, as well as the exploration of development in myxoid round-cell liposarcoma. The Amendment Agreement also provides the opportunity for up to eight combination studies using our NY-ESO TCR therapeutic candidate. The Amendment Agreement increases the potential development milestones that the Company is eligible to receive.

We recognize revenue to the extent that we obtain the right to consideration in exchange for performance and  measure it at the fair value of the consideration received excluding Value-Added Tax (“VAT”). If a payment is for multiple deliverables, then an allocation of the fair value of each deliverable is assessed based on available evidence, judgment is required to attribute the fair value to the various elements.

Where a deliverable has only been partially completed at the balance sheet date, revenue is calculated by reference to the value of services performed as a proportion of the total services to be performed for each deliverable or on a straight-line basis if the pattern of performance cannot be estimated. The amount of revenue recognized is limited to non-refundable amounts already received or reasonably certain to be received. We consider payments reasonably certain to be received at the point that satisfactory criteria are agreed with GSK. Where payments are received from customers in advance of services provided, the amounts are recorded as deferred income and included within current liabilities or non-current liabilities, depending on when the services are expected to be delivered.

Research and Development Expenses

Research and development expenses consist principally of:

•            salaries for research and development staff and related expenses, including benefits;

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

•            amortization and depreciation of property, plant and equipment and intangible assets used to develop our TCR therapeutic candidates; and

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

•            uncertainties in clinical trial enrollment rates;

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

•            information technology expenses;

•            amortization and depreciation of property, plant and equipment and intangible assets not related to research and   development activities; and

•            share-based compensation expenses.

We expect that our general and administrative expenses will continue to increase, primarily due to the costs of operating as a public company, such as additional legal, accounting, and corporate governance expenses, including expenses related to compliance with the Sarbanes-Oxley Act, directors’ and officers’ insurance premiums, and investor relations. In addition, we were initially formed without our own administrative infrastructure and therefore relied on Immunocore Limited, a company with whom we have a shared history, to provide certain administrative services to us under a facilities and services agreement. Over the past 18 months we have put in place our own administrative infrastructure and therefore no longer rely on Immunocore to provide administrative services to us.

We also have a number of other agreements with Immunocore Limited, or Immunocore. See “Related Party Transactions- Agreements with Immunocore Limited” within our 20-F Annual Report.

Other Income

Other income consists of grant income primarily generated through research and development grant programs offered by the U.K. and EU governments, income arising from the UK R&D Expenditure Credit Scheme (the “UK RDEC Scheme”), which entitles us to a taxable reimbursement for eligible R&D expenditure, and income from Immunocore under a transitional services agreement.

Grant income is recognized as we incur and pay for qualifying costs and services under the applicable grant.

The UK RDEC Scheme allows us to receive a cash rebate of 11% of qualifying R&D expenditure, which is not eligible for reimbursement under the UK R&D tax credits scheme, such as subsidized R&D expenditure. Any receipts under the UK RDEC Scheme are subject to UK corporation tax, which result in a net cash payment to us of 8.8% of qualifying expenditures.

Finance Income and Expense

Finance income includes interest earned on our cash and cash equivalents and short-term deposits as well as net foreign exchange gains. Finance expense consists primarily of interest charged on any bank overdrafts and net foreign exchange losses.

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

As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime for small and medium sized companies, whereby our principal research subsidiary company, Adaptimmune Limited, is able to surrender the trading losses that arise from its research and development activities for a payable tax credit of up to 33.4% of eligible research and development expenditures. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects for which we do not receive income. Subcontracted research expenditures are eligible for a cash rebate of up to 21.7%. A large proportion of costs in relation to our pipeline research, clinical trials management and manufacturing development activities, all of which are being carried out by Adaptimmune Limited, are eligible for inclusion within these tax credit cash rebate claims.

We may not be able to continue to claim research and development tax credits (“R&D tax credits”) in the future as we increase our personnel and expand our business because we may no longer qualify as an SME (small or medium-sized enterprise). In order to qualify as an SME for R&D tax credits, we must continue to be a company with fewer than 500 employees and also have either an annual turnover not exceeding €100 million or a balance sheet not exceeding €86 million.

We cannot claim such R&D tax credits on research and development considered as subsidized expenditures. However, R&D expenditure which is not eligible for reimbursement under the UK R&D tax credits scheme may be reimbursed under the UK RDEC scheme. Receipts under the UK RDEC Scheme are presented within Other income as they are similar in nature to grant income.

Unsurrendered tax losses can be carried forward to be offset against future taxable profits. After accounting for tax credits receivable, there are accumulated tax losses for carry forward in the United Kingdom amounting to £28.8 million at December 31, 2015.  These tax losses do not expire.  No deferred tax asset is recognized in respect of accumulated tax losses on the basis that suitable future trading profits are not sufficiently certain.

We may also benefit in the future from the United Kingdom’s “patent box” regime, which would allow certain profits attributable to revenues from patented products to be taxed at a rate that over time will be reduced to 10%. As we have many different patents covering our products, future upfront fees, milestone fees, product revenues, and royalties may be taxed at this favorably low tax rate.

VAT is charged on all qualifying goods and services by VAT-registered businesses. An amount of 20% of the value of the goods or services is added to all sales invoices and is payable to the U.K. tax authorities. Similarly, VAT paid on purchase invoice paid by Adaptimmune Limited and Adaptimmune Therapeutics plc is reclaimable from the U.K. tax authorities.

Intangible Assets

On November 25, 2015, we entered into a Research Collaboration and License Agreement relating to gene editing and HLA-engineering technology with Universal Cells, Inc. (“Universal Cells”). The Company intends to use the licensed technology to develop affinity enhanced donor T cells that are universally applicable. We paid an upfront license fee of £1.7 million ($2.5 million) to Universal Cells for in-process R&D and will make further payments of up to $44 million if certain development and product milestones are achieved. Universal Cells would also receive a profit-share payment for the first product, and royalties on sales of other products utilizing its technology.

The upfront payment has been capitalized as an in-process research and development, or IPR&D, asset in accordance with IAS 38, Intangible assets. IPR&D assets are not amortized until successfully developed, but evaluated for potential impairment on an annual basis or when facts and circumstances warrant.

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

The following are our critical judgments, except those involving estimation uncertainty, that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our consolidated financial statements included elsewhere in this Transition Report.

Revenue Recognition

Our revenue to date has been solely derived from the GSK Collaboration and License Agreement. The terms of this arrangement contain multiple milestones associated with: (i) co-development of our NY-ESO TCR therapeutic candidate, (ii) associated manufacturing optimization work and (iii) co-development of other TCR target programs. GSK is also obligated to pay us certain milestone fees, which are generally non-refundable and are payable upon satisfactory completion of specified research and development activities.

We recognize revenue to the extent that we obtain the right to consideration in exchange for performance and measure it at the fair value of the consideration received excluding VAT. If a payment is for multiple deliverables, then an allocation of the fair value of each deliverable is assessed based on available evidence, judgment is required to attribute the fair value to the various elements.

Where a deliverable has only been partially completed at the balance sheet date, revenue is calculated by reference to the value of services performed as a proportion of the total services to be performed for each deliverable or on a straight-line basis if the pattern of performance cannot be estimated. The amount of revenue recognized is limited to non-refundable amounts already received or reasonably certain to be received. We consider payments reasonably certain to be received at the point that satisfactory criteria are agreed with GSK. Where payments are received from customers in advance of services provided, the amounts are recorded as deferred income and included within current liabilities or non-current liabilities, depending on when the services are expected to be delivered.

We regularly review and monitor the performance of the GSK Collaboration and License Agreement in terms of the proportion of total services to be performed for each deliverable and the period of time over which the revenue is deferred based on facts known at the time. If circumstances arise that may change the original estimates of progress toward completion of a deliverable, then estimates are revised. These revisions may result in increases or decreases in estimated revenues and are reflected in income in the period in which the circumstances that give rise to the revision become known to management. Performance of contract deliverables may vary significantly over time from initial estimates, and, therefore, the amount of revenue recognized is subject to variations. In previous periods there has been no material difference from our estimates to the amount of revenue that can be reliably recognized. In the six months ended December 31, 2015, we refined our approach for analyzing the components of our deliverables under the GSK Collaboration and License Agreement in respect of the timing of services being performed. This change did not have a significant impact on revenue recognition.

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

As part of the process of preparing our financial statements, we are required to estimate our accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. We may confirm the accuracy of our estimates with the applicable service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include fees paid to: Clinical Research Organizations, or CROs, in connection with clinical trials; operators of investigative sites in connection with clinical trials; vendors in connection with preclinical development activities; and vendors related to product manufacturing, development and distribution of clinical supplies.

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

Deferred Tax and Current Tax Credits

Tax on the profit or loss for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Tax credits are accrued for the period based on calculations that conform to the U.K. research and development tax credit regime applicable to small and medium sized companies.

We may not be able to continue to claim R&D tax credits in the future as we increase our personnel and expand our business because we may no longer qualify as an SME (small or medium-sized enterprise). In order to qualify as an SME for R&D tax credits, we must continue to be a company with fewer than 500 employees and also have either annual revenues of less than €100 million or less than €86 million of assets on our balance sheet.

We cannot claim such R&D tax credits on research and development considered as subsidized expenditures. However, R&D expenditure which is not eligible for reimbursement under the UK R&D tax credits scheme may be reimbursed under the UK RDEC scheme. Receipts under the UK RDEC Scheme are presented within Other income as they are similar in nature to grant income.

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

Share-based Compensation

There have been no grants of share options in the period. We have awarded options to certain of our employees, directors and consultants to purchase shares in our parent company in previous periods. All of these arrangements are settled in equity at a predetermined price and generally vest over a period of three to four years. All share options have a life of 10 years before expiration. We measure share-based compensation at the grant date based on the fair value of the award and we recognize it as an expense over the required service period, which is generally equal to the vesting period. We determine the fair value of our share options using the Black-Scholes option-pricing model, with a corresponding increase in reserves.

Our share-based compensation expense was as follows:

	Six Months Ended December 31,	Year Ended June 30,
	2015	2015	2014	2013
	£ (in thousands)
General and administrative	1,295	1,819	130	48
Research and development	1,146	864	75	64
Total share-based compensation expense	£2,441	£2,683	£205	£112

Valuation of Share Options

The Black-Scholes option pricing model requires the input of subjective assumptions, including assumptions about share price volatility, the expected life of share-based compensation awards, the risk free rate and the underlying share valuation.

Share price volatility

Based on our analysis of similar companies, we have concluded that a volatility of 60% was appropriate for the valuation of our share options and have applied this consistently for all grants through December 31, 2015.

Expected life

We use a five-year expected life in valuing our share options beginning with the option grant date. The expected life we use in the calculation of share-based compensation is the time from the grant date to the expected exercise date. The life of the options depends on the option expiration date, volatility of the underlying shares and vesting features.

Risk free rate

IFRS 2 requires the use of the risk-free interest rate of the country in whose currency the exercise price is expressed, with a remaining term equal to the expected life of the option. We have applied the appropriate risk-free rate, using the Bank of England’s estimates of gilt yield curve as of the respective share option grant dates.

Valuation of underlying shares

The Black-Scholes model requires an assumption of the underlying share price at the date that options are granted, which may be different from the option exercise price. Prior to our initial public offering, or IPO, the valuation of our ordinary shares required a number of judgments and assumptions.

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

On March 31, 2014, we issued 31,028,500 ordinary shares at a price of £0.14 per ordinary share to existing and new investors. These purchasers were aware of the possibility of a partnership with a large pharmaceutical company as well as other potential funding sources. At the time, there were no plans for an IPO and the majority of our shareholders did not subscribe to this offering. We subsequently issued share options on March 31, April 14, April 15, April 17 and April 30, 2014 with an exercise price of £0.112 per share. The underlying share price for each of these option grants for the purposes of the Black Scholes valuation was £0.14 per ordinary share, the same price of the shares purchased by investors on March 31, 2014. As part of the valuation analysis, our Board of Directors determined that there were no significant internal or external value generating events between March 31 and April 30, 2014 that would have materially altered the underlying share price.

On June 2, 2014, we announced our collaboration and license agreement with GSK and on September 23, 2014, we issued 175,841,800 Series A preferred shares at a price of £0.3557 per preferred share to new investors. These shares were convertible to ordinary shares at a rate of one-for-one upon a qualified IPO if it occurred within twelve months of issuance of the Series A preferred shares. On December 19 and December 31, 2014, we issued share options based on an underlying share price of £0.3557 per share. Following the issuance of these options, we received and considered a valuation prepared by an independent third-party valuation firm using the Market Approach for enterprise valuation, which incorporated the Probability Weighted Expected Return Method, or PWERM, and determined that £0.39 per share was the appropriate price to be used in the Black-Scholes Option Pricing Model, or OPM.

In March 2015, we issued options with an exercise price of £0.50 per share based on a contemporaneous independent valuation analysis of our ordinary shares as of March 2, 2015 of £0.50 per share. At that point in time, we had not yet received guidance from the IPO underwriting team on a proposed preliminary price range for the IPO and the related valuation. On April 2, 2015, we held preliminary discussions of our IPO price with our underwriters and therefore we reassessed our original contemporaneous March 2, 2015 valuation of £0.50 for our ordinary shares considering this new information. For purposes of this reassessment, we revised our valuation of the share price by revisiting the PWERM methodology with the hindsight of the expected company valuation in the event of a successful IPO. With no significant internal or external value-generating events occurring between December 19, 2014 and April 2, 2015, we adopted a straight line approach to the increase in value over this period in determining an underlying share price of £0.86 per ordinary share for the March options.

Since May 2015, there is a publicly observable ADS and related share price. Those options issued on May 11, 2015 were based on the IPO price of $17 per ADS, which is equivalent to £1.82 per ordinary share.

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

(1)                      The fair value of each ordinary share at the grant date represents the estimated value of each ordinary share after taking into account our most recently available valuations of our ordinary shares as well as additional information available to our Board. From May 11, 2015 the fair value reflects the publicly observable price.

(2)                      The per share estimated fair value of awards reflects the weighted average fair value of options as estimated at the date of the applicable grant using the Black-Scholes OPM.

Results of Operations

We previously announced results for our fiscal year ended June 30, 2015, and comparative periods.  We are transitioning to report our results on a calendar year basis (ended December 31, 2015), and as such we are reporting herein audited results for the six-month period from July 1, 2015 to December 31, 2015, and the comparative period for 2014, which is unaudited.  In the interests of informing our investors, we also briefly discuss full calendar year results for 2015 and 2014, which are unaudited.

Comparison of Six Months Ended December 31, 2015 and 2014

The following table summarizes the results of our operations for the six months ended December 31, 2015 and 2014, together with the changes to those items.

	Six Months Ended December 31,			Change
	2015	2015	2014 (unaudited)	Increase/ decrease
	$	£	£	£	%
	(in thousands, except for percentages)
Revenue	8,109	5,499	2,442	3,057	125
Research and development expenses	(24,282)	(16,467)	(5,697)	10,770	189
General and administrative expenses	(10,765)	(7,300)	(2,087)	5,213	250
Other income	1,339	908	186	722	388
Operating loss	(25,599)	(17,360)	(5,156)	12,204	237
Finance income	12,926	8,766	1,528	7,238	474
Loss before tax	(12,673)	(8,594)	(3,628)	4,966	137
Taxation credit	1,821	1,235	507	728	144
Loss for the period	(10,852)	(7,359)	(3,121)	4,238	136

Revenue

Revenue increased from £2.4 million for the six months ended December 31, 2014 to £5.5 million for the six months ended December 31, 2015 due to an increase in the services performed in the period and the achievement of development deliverables.

Revenue for the calendar year ended December 31, 2015 increased by £7.1 million to £9.9 million compared to £2.8 million for the calendar year ended December 31, 2014 due to a full year of recognition of revenue under the GSK Collaboration and License Agreement.

Although it is difficult to project the progress through the deliverables of the collaboration and timing of income relating to future development deliverables, we expect our revenue in the year ending December 31, 2016 to be higher than in the year ended December 31, 2015 due to recognition of revenue in connection with work performed under the GSK Collaboration and License Agreement (as amended effective February 2, 2016), in relation to existing deferred revenue and future milestones.

Research and Development Expenses

Research and development expenses increased by 189% to £16.5 million for the six months ended December 31, 2015 from £5.7 million for the six months ended December 31, 2014.

Our research and development expenses are highly dependent on the phases of our research projects and therefore fluctuate from period to period.

The increase in our research and development expenses of £10.8 million in the six months ended December 31, 2015 compared to the same period in 2014 was primarily due to:

•                  a £7.8 million increase in salaries, materials, equipment, depreciation of tangible fixed assets, expenses for share-based compensation and other employee-related costs. The driver for these is an increase in the average number of employees engaged in research and development from 46 to 137; and

•                  a £3.0 million increase in subcontracted expenditures, including clinical trial expenses, CRO costs, and manufacturing expenses driven by increased recruitment in our clinical trials.

As of December 31, 2015, we employed an average of 26 employees responsible for development of our TCR therapeutic candidate targeting NY-ESO. The remainder of our scientific employees are engaged in developing our future pipeline. We have not historically tracked the internal headcount of each research and development project.

Our subcontracted costs for the six months ended December 31, 2015 were £5.6 million, of which £3.5 million related to our TCR therapeutic candidate targeting NY-ESO and the remaining £2.1 million related to other projects, including our MAGE-A10 and AFP TCR therapeutic candidates.

Research and development expenses for the calendar year ended December 31, 2015 increased by £15.2 million to £25.5 million compared to £10.3 million for the calendar year ended December 31, 2014.

During the calendar year ending December 31, 2016, we plan to increase the number of clinical trials we are running, both in new therapies (including our MAGE-A10 and Alpha Fetoprotein, or AFP, TCR therapeutic candidates) and as part of the GSK Collaboration and License Agreement (as amended effective February 2, 2016) for our NY-ESO TCR therapeutic candidate. We expect to increase the number of staff employed in our research and development departments in order to invest in our future pipeline of TCR therapeutic candidates, develop our platform and manage clinical trials. This will significantly increase the related salaries and share-based compensation expenses, as well as require higher expenditures on facilities, materials and equipment.

General and Administrative Expenses

General and administrative expenses increased by 250% to £7.3 million for the six months ended December 31, 2015 from £2.1 million in the same period in 2014.

The increase of £5.2 million was due to:

•           £1.2 million of increased personnel costs, primarily due to the addition of key management and other professionals to support our growth;

•            £1.2 million of increased share-based payment expenses;

•            £1.0 million of increased property costs; and

•           £1.8 million of increased other corporate costs, including costs in relation to our Nasdaq listing, legal entity restructuring, consultants, additional audit costs and investor relations.

General and administrative expenses for the calendar year ended December 31, 2015 increased by £9.5 million to £12.4 million compared to £2.9 million for the calendar year ended December 31, 2014.

We expect that our general and administrative expenses will continue to increase, primarily due to the costs of operating as a public company, such as additional legal, accounting, and corporate governance expenses, including expenses related to compliance with the Sarbanes-Oxley Act, directors’ and officers’ insurance premiums, and investor relations.

Other Income

Other income increased by 388% to £0.9 million for the six months ended December 31, 2015 from £0.2 million for the six months ended December 31, 2014 due to an increase in grant income and £0.3 million of income under the UK RDEC Scheme. Grant income has increased due to an increase in qualifying costs and services on projects subject to U.K. grants.

We expect that our other income in the calendar year ending December 31, 2016 will continue to increase due to a further increase in qualifying costs and services on projects subject to U.K. and EU grants.

Finance Income

Finance income increased to £8.8 million for the six months ended December 31, 2015 from £1.5 million for the six months ended December 31, 2014. Finance income consisted of bank interest on cash balances and short-term deposits and unrealized foreign exchange gains. Finance income has increased significantly due to unrealized foreign exchange gains of £8.4 million on cash and cash equivalents and short-term deposits held in US dollars.

Taxation Credits

The R&D tax credit increased by 144% to £1.2 million for the six months ended December 31, 2015 from £0.5 million in the six months ended December 31, 2014. The increase was driven by the increase in our research and development expenditures that are eligible for R&D tax credits.

The R&D tax credit for the year ended December 31, 2015 was £2.3 million.

The amount of tax credits we will receive is entirely dependent on the amount of eligible expenses we incur. As we expect our eligible expenses to be higher in the year ending December 31, 2016, the level of tax credits recoverable is anticipated to be higher in the year ending December 31, 2016 compared to the year ended December 31, 2015.

Comparison of Years Ended June 30, 2015 and 2014

The following table summarizes the results of our operations for the years ended June 30, 2015 and 2014, together with the changes to those items.

	Year Ended June 30,		Change
	2015	2014	Increase/ decrease
	£	£	£	%
	(in thousands, except for percentages)
Revenue	6,818	355	6,463	NM
Research and development expenses	(14,749)	(7,356)	(7,393)	101%
General and administrative expenses	(7,201)	(1,602)	(5,599)	350%
Other income	462	165	297	180%
Operating loss	(14,670)	(8,438)	(6,232)	74%
Finance income	322	2	320	NM
Finance expense	(720)	(4)	(716)	NM
Loss before tax	(15,068)	(8,440)	(6,628)	79%
Taxation credit	1,339	982	357	36%
Loss for the year	(13,729)	(7,458)	(6,271)	84%

NM = not meaningful

Revenue

Revenue increased from £0.4 million for the year ended June 30, 2014 to £6.8 million for the year ended June 30, 2015 due to a full year of recognition of revenue under the GSK Collaboration and License Agreement, which was entered into on May 30, 2014.

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

The increase in our research and development expenses in the year ended June 30, 2015 from the same period in 2014 was primarily due to an increase in two key drivers of our expenses:

•                  The increase in the average number of employees engaged in research and development from an average of 27 to 63. These costs include salaries, facilities, materials, equipment, depreciation of tangible fixed assets, and expenses for share-based compensation; and

•                  An increase in subcontracted expenditures, including clinical trial expenses, CRO costs, and manufacturing expenses driven by increased recruitment in our clinical trials.

In the year ended June 30, 2015, we employed an average of 13 employees working in our clinical and development teams, primarily responsible for development of our TCR therapeutic candidates targeting NY-ESO and MAGE-A10. The remainder of our scientific employees are engaged in developing our future pipeline. We have not historically tracked the internal costs of each research and development project.

Our subcontracted costs for the year ended June 30, 2015 were £5.6 million, of which £3.2 million related to our TCR therapeutic candidate targeting NY-ESO and the remaining £2.4 million related to other projects, including our MAGE-A10 TCR therapeutic candidate.

General and Administrative Expenses

General and administrative expenses increased by 350% to £7.2 million for the year ended June 30, 2015 from £1.6 million in the same period in 2014. The increase of £5.6 million was due to:

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

Finance Income

Finance income was £0.3 million for the year ended June 30, 2015 compared to no finance income for the year ended June 30,

2014.  Finance income consisted of bank interest on cash balances and short-term deposits and has increased due to an increase in cash balances.

Finance Expense

Finance expense increased to £0.7 million for the year ended June 30, 2015 compared to no finance expense for the year ended June 30, 2014.  Finance expense consisted of foreign exchange losses on foreign currency transactions.

Taxation Credits

The R&D tax credit increased by 36% to £1.3 million for the year ended June 30, 2015 from £1.0 million in the year ended 30, June 2014. The increase was driven by the increase in our research and development expenditures; the increase in the proportion of those expenditures that is eligible for R&D tax credits.

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

Revenue

Revenue was £0.4 million for the year ended June 30, 2014 compared to no revenue for the year ended June 30, 2013 due to recognition of revenue under the collaboration and licensing agreement with GSK, which was entered into on May 30, 2014.

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

The increase in our research and development expenses in the year ended June 30, 2014 from the same period in 2013 was primarily due to an increase in two key drivers of our expenses:

•                  The increase in the number of employees engaged in research and development from an average of 17 to 27. These costs include salaries, facilities, materials, equipment, depreciation of tangible fixed assets, and expenses for share-based compensation; and

•                  An increase in subcontracted expenditures, including clinical trial expenses, CRO costs, and manufacturing expenses driven by increased recruitment in our clinical trials.

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

Taxation Credit

The R&D tax credit increased by 70% to £1.0 million for the year ended June 30, 2014 from £0.6 million in the same period in 2013. The increase was driven by the increase in our research and development expenditures; the increase in the proportion of those expenditures that is eligible for R&D tax credits; and an increase in the rate of tax credits from 11.0% to 14.5% that became effective on April 1, 2014.

B.            Liquidity and Capital Resources

Sources of Funds

Since our inception, we have incurred significant net losses and negative cash flows from operations. We financed our operations primarily through an initial public offering, placements of equity securities, cash receipts under our GSK Collaboration and License Agreement, government grants and R&D tax credits. From inception through to December 31, 2015, we have raised:

•                  £195.0 million, net of issue costs, through the issuance of shares;

•                  £36.5 million upfront fees and milestones under our GSK Collaboration and License Agreement;

•                  £1.4 million of income in the form of government grants from the United Kingdom; and

•                  £3.3 million in the form of R&D tax credits and receipts from the UK RDEC Scheme.

The Company uses a non-GAAP measure, total liquidity position, which is defined as cash and cash equivalents plus short-term deposits to evaluate the funds available to the Company in the near-term. A description of total liquidity position and reconciliation to the most directly comparable IFRS measure are provided below.

As of December 31, 2015, we had cash and cash equivalents of £131.0 million, in addition to short-term deposits of £36.8 million. Our total liquidity position as of December 31, 2015 was £167.9 million. We believe that our total liquidity position as of December 31, 2015 will be sufficient to fund our operations, including currently anticipated research and development activities and planned capital spending for at least the next twelve months.

Cash Flows

The following table summarizes the results of our cash flows for the six months ended December 31, 2015 and 2014 and the years ended June 30, 2015, 2014 and 2013.

	Six months ended December 31,			Year Ended June 30,
	2015	2015	2014	2015	2014	2013
	$	£	£	£	£	£
	(in thousands)
Net cash (used in)/from operating activities	(15,175)	(10,291)	(9,732)	(20,818)	21,860	(5,108)
Net cash used in investing activities	(16,372)	(11,103)	(17,158)	(38,334)	(851)	(105)
Net cash from financing activities	—	—	—	174,713	9,944	2,436
Cash and cash equivalents	193,229	131,038	65,169	145,666	30,105	(848)

Operating Activities

Six months ended December 31, 2015 compared to December 31, 2014

Net cash used in operating activities increased by £0.6 million to £10.3 million for the six months ended December 31, 2015 from £9.7 million for the six months ended December 31, 2014. Net cash used in operating activities is significantly impacted by the timing of milestone payments received from GSK under the GSK Collaboration and License Agreement. In the six months ended December 31, 2015, we received £7.0 million of milestone payments from GSK compared to £4.5 million in the six months ended December 31, 2014 and in the six months ended December 31, 2014, we made a VAT payment of £5.0 million relating to a GSK milestone payment received in June 2014. After taking into account the GSK milestone payments, the remaining increase in cash used in operations of £8.1 million was primarily the result of an increase in research and development costs due to the ongoing advancement of our preclinical programs and clinical trials and an increase in general and administrative expenses.

Year ended June 30, 2015 compared to June 30, 2014

Net cash used in operating activities increased by £42.7 million to £20.8 million for the year ended June 30, 2015 from net cash from operating activities of £21.9 million for the year ended June 30, 2014. In the year ended June 30, 2015, the Company received £4.5 million of milestone payments from GSK and paid £5.0 million of VAT associated with the milestone payments received in the prior period compared to receiving £25.0 million of milestone payments and £5.0 million of associated VAT in the year ended June 30, 2014. After taking into account the GSK milestone payments, the remaining increase in cash used in operations of £12.2 million was primarily driven by an increase in research and development costs due to the ongoing advancement of our preclinical programs and clinical trials and an increase in general and administrative expenses.

Year ended June 30, 2014 compared to June 30, 2013

Net cash from operating activities increased by £27.0 million to £21.9 million for the year ended June 30, 2014 from net cash used in operating activities of £5.1 million for the year ended June 30, 2013. Net cash from/used in operating activities in the year ended June 30, 2014 was significantly impacted by the receipt of an upfront milestone payment of £25.0 million from GSK and £5.0 million of associated VAT upon entering into the GSK Collaboration and License Agreement in June 2014. After taking into account the GSK milestone payments, the remaining increase in cash used in operations of £3.0 million was primarily driven by an increase in research and development costs due to the ongoing advancement of our preclinical programs and clinical trials and an increase in general and administrative expenses.

Components of cash flows from operating activities

Net cash used in operating activities of £10.3 million for the six months ended December 31, 2015 comprised a loss before taxation of £8.6 million, noncash items of £5.5 million, net cash inflow of £2.8 million from changes in operating assets and liabilities, bank interest received of £0.2 million and tax credits of £0.8 million. The noncash items consisted primarily of unrealized foreign exchange gains of £8.4 million and bank interest income of £0.3 million, partially offset by depreciation expense on plant and equipment of £0.8 million and equity-settled share-based compensation expense of £2.4 million.

Net cash used in operating activities of £20.8 million for the year ended June 30, 2015 comprises loss before taxation of £15.1 million, noncash items of £3.2 million, a net cash outflow of £8.7 million from changes in operating assets and liabilities and tax paid of £0.2 million. The noncash items consisted primarily of depreciation expense on plant and equipment of £0.4 million and equity-settled share-based compensation expense of £2.6 million.

Net cash from operating activities of £21.9 million for the year ended June 30, 2014 comprised a loss before taxation of £8.4 million, noncash items of £0.5 million, a net cash inflow of £29.2 million from changes in operating assets and liabilities and tax credits received of £0.6 million. The noncash items consisted primarily of depreciation expense on plant and equipment of £0.1 million, equity-settled share-based compensation expense of £0.2 million, and foreign exchange translation differences of £0.1 million.

Net cash used in operating activities of £5.1 million for the year ended June, 30, 2013 comprised a loss before taxation of £6.1 million, noncash items of £0.1 million, a net cash inflow of £0.6 million from changes in operating assets and liabilities and tax credits received of £0.3 million. The noncash items consisted primarily of equity-settled share-based compensation expense.

Investing Activities

Net cash used in investing activities was £11.1 million, £17.2 million, £38.3 million, £0.9 million and £0.1 million for the six months ended December 31, 2015 and 2014 and the years ended June 30, 2015, 2014 and 2013, respectively. These amounts included purchases of property and equipment of £6.3 million, £1.2 million, £3.1 million, £0.9 million and £0.1 million for the six months ended December 31, 2015 and 2014 and the years ended June 30, 2015, 2014 and 2013 and acquisition of intangibles of £1.8 million and £0.2 million for the six months ended December 31, 2015 and the year ended June 30, 2015. The purchases of property, plant and equipment for the six months ended December 31, 2015 related predominantly to the expansion of our laboratory facilities in the United Kingdom and purchases of intangible assets of £1.8 million, predominantly related to an upfront payment of £1.7 million for in-process R&D licensed from Universal Cells. The net cash used in investing activities in the six months ended December 31, 2015 also included £3.0 million of restricted cash associated with letters of credit for lease agreements. The net cash used in investing activities in the six months ended December 31, 2014 and the year ended June 30, 2015 also included the investment of £15.9 million and £35.2 million in short-term cash deposits with maturities greater than three months but less than 12 months.

Financing Activities

Net cash from financing activities was £nil million, £nil million, £174.7 million, £9.9 million and £2.4 million for the six months ended December 31, 2015 and 2014 and the years ended June 30, 2015, 2014 and 2013, respectively.

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

Total Liquidity Position (a non-GAAP financial measure)

Total liquidity position (a non-GAAP financial measure) is defined as cash and cash equivalents plus short-term deposits. Each of these components appears in the consolidated statements of financial position. The IFRS financial measure most directly comparable to total liquidity position is the total of cash and cash equivalents and short-term deposits as reported in the notes to the consolidated financial statements.

We believe that the presentation of total liquidity position provides useful information to investors because management reviews total liquidity position as part of its management of overall liquidity, financial flexibility, capital structure and leverage.

C.                                    Research and Development, Patents and Licenses, etc.

Full details of our research and development activities and expenditures are given in “Item 4. Information on the Company - B. Business” in our 20-F Annual Report and “Item 5.A. Operating and Financial Review and Prospects — A. Operating Results” within this Transition Report.

D.                                    Trend Information

See “Item 5.A. Operating and Financial Review and Prospects — A. Operating Results” and “Item 5.B. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” within this Transition Report.

E.                                    Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC other than operating leases as described under “Tabular Disclosure of Contractual Obligations” below.

F.                                     Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual commitments and obligations as of December 31, 2015.

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(£ in thousands)
Operating lease obligations(1)	31,921	1,078	4,981	6,613	19,249
Purchase obligations(2)	13,930	10,345	3,585	—	—
Total contractual cash obligations	45,851	11,423	8,566	6,613	19,249

(1)             As of December 31, 2015, operating lease obligations consisted of minimum lease payments under non-cancellable leases for laboratory and office property in Oxfordshire, U.K. and Philadelphia, U.S.

(2)             Purchase obligations include signed orders for capital equipment, which have been committed but not yet received and costs relating to the expansion of our laboratory and office space in Oxfordshire, U.K. and Philadelphia, U.S.

On November 25, 2015, the Company entered into a Research Collaboration and License Agreement relating to gene editing and HLA-engineering technology with Universal Cells. The Company paid an upfront license fee of £1.7 million ($2.5 million) to Universal Cells and will make further payments of up to $44 million if certain development and product milestones are achieved. Universal Cells would also receive a profit-share payment for the first product, and royalties on sales of other products utilizing its technology. These payments are not reflected in the table above because the timing of the payments is uncertain.

G.                                   Safe Harbor

See the section titled “Information Regarding Forward-Looking Statements” at the beginning of this Transition Report.

Item 8.                                                      Financial Information

A.7.                       Legal Proceedings.

As of December 31, 2015, we were not a party to any material legal proceedings.

PART II

Item 13.                                                  Defaults, Dividend Arrearages and Delinquencies

None

Item 14.                                                  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

PART III

Item 17.                                                  Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18.                                                  Financial Statements.

On October 13, 2015, the Board of Directors announced a change of fiscal year end from June 30 to December 31, 2015 to align fiscal reporting more closely with comparable companies in the industry which use calendar years and to provide more efficient reporting for U.S. investors.  As a result, the Company is required to file this Transition Report on Form 20-F for the transition period of July 1, 2015 to December 31, 2015.  After filing the Transition Report, the Company’s next fiscal year end will be December 31, 2016.

The financial statements are filed as part of this Transition Report beginning on page F-1.

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

4.3†**	Amendment Agreement No. 1, dated May 8, 2015 between Adaptimmune Limited and GlaxoSmithKline Intellectual Property Development Ltd.

4.4†**	Amendment Agreement No. 2, dated February 2, 2016 between Adaptimmune Limited and GlaxoSmithKline Intellectual Property Development Ltd.

4.5†*

License Agreement, dated December 20, 2012 between Adaptimmune Limited and Life Technologies Corporation (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no: 333-203267)).

4.6†*

Sub-License Agreement, dated December 20, 2012 between Adaptimmune Limited and Life Technologies Corporation (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no: 333-203267)).

4.7*

Underlease, dated March 2, 2015 between Immunocore Limited and Adaptimmune Limited relating to Ground Floor East Wing, 91 Park Drive, Milton Park (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no: 333-203267)).

4.8*

Underlease, dated March 2, 2015 between Immunocore Limited and Adaptimmune Limited relating to Ground Floor West Wing, 91 Park Drive, Milton Park (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no: 333-203267)).

4.9*

Agreement, dated March 2, 2015, between Adaptimmune Limited and Immunocore Limited relating to 91 Park Drive, Milton Park and Plot A Park Drive Central Milton Park and Units 57A1, 57A2, 59B and 59CDE Jubilee Avenue Milton Park (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no: 333-203267)).

4.10*

Underlease, dated September 7, 2015 between Immunocore Limited and Adaptimmune Limited relating to First Floor East Wing, 91 Park Drive, Milton Park (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F (file no: 001-37368)).

4.11*

Underlease, dated September 7, 2015 between Immunocore Limited and Adaptimmune Limited relating to First Floor West Wing, 91 Park Drive, Milton Park (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F (file no: 001-37368)).

4.12*

Underlease, dated September 7, 2015 between Immunocore Limited and Adaptimmune Limited relating to Ground Floor Central Area, 91 Park Drive, Milton Park (incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F (file no: 001-37368)).

4.13*

Underlease, dated September 7, 2015 between Immunocore Limited and Adaptimmune Limited relating to Ground Floor North, 91 Park Drive, Milton Park (incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F (file no: 001-37368)).

4.14*

Agreement for Lease, dated September 16, 2015, between MEPC Milton Park No 1 Limited, MEPC Milton Park No 2 Limited, Adaptimmune Limited and Adaptimmune Therapeutics plc relating to Plot A Park Drive Central Milton Park (incorporated by reference to Exhibit 4.12 to our Annual Report on Form 20-F (file no: 001-37368)).

4.15*

Lease Agreement, dated June 8, 2015, between Philadelphia Plaza Phase II, LP and Adaptimmune LLC relating to Two Commerce Square, 2001 Market Street Philadelphia, Pennsylvania (incorporated by reference to Exhibit 4.13 to our Annual Report on Form 20-F (file no: 001-37368)).

4.16*

Lease Agreement, dated July 28, 2015, between L/S 351 Rouse Boulevard, LP, and Adaptimmune LLC relating to 351 Rouse Boulevard, Philadelphia, Pennsylvania (incorporated by reference to Exhibit 4.14 to our Annual Report on Form 20-F (file no: 001-37368)).

4.17*

Lease Agreement, dated June 24, 2015 between MEPC Milton Park No. 1 Limited, MEPC Milton Park No. 2 Limited and Adaptimmune Limited relating to Second Floor, 101 Park Drive, Milton Park (incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F (file no: 001-37368)).

4.18*

Facilities and Services Agreement, dated July 31, 2014 between Immunocore Limited and Adaptimmune Limited (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no: 333-203267)).

4.19†*

Deed for Transitional Services, dated January 28, 2015 between Immunocore Limited and Adaptimmune Limited (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no: 333-203267)).

4.20†*

Assignment and Exclusive License, dated January 28, 2015 between Immunocore Limited and Adaptimmune Limited (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no: 333-203267)).

4.21†*

Target Collaboration Deed, dated January 28, 2015 between Immunocore Limited and Adaptimmune Limited (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no: 333-203267)).

4.22*	Service Agreement, dated March 25, 2014 between Adaptimmune Limited and James Noble (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 (file no: 333-203267)).

4.23*

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

4.25*	Employment Agreement, dated February 18, 2015 between Adaptimmune LLC and Rafael Amado (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (file no: 333-203267)).

4.26*	Employment Agreement, dated February 20, 2015 between Adaptimmune LLC and Adrian Rawcliffe (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no: 333-203267)).

4.27*

Service Agreement, dated April 24, 2015 between Adaptimmune Therapeutics plc and James Noble (incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1 (file no: 333-203267)).

4.28**	Adaptimmune Limited Share Option Scheme (Incorporating Management Incentive Options), as amended January 13, 2016.

4.29**	Adaptimmune Limited 2014 Share Option Scheme (Incorporating Enterprise Management Incentive Options), as amended January 13, 2016.

4.30**	Adaptimmune Limited Company Share Option Plan, dated December 16, 2014, as amended January 13, 2016.

4.31**	Adaptimmune Therapeutics plc 2015 Share Option Scheme, dated March 16, 2015, as amended April 15, 2015, as further amended January 13, 2016.

4.32**	Adaptimmune Therapeutics plc Company Share Option Plan, dated March 16, 2015, as amended April 15, 2015, as further amended January 13, 2016.

4.33**	Adaptimmune Therapeutics plc 2016 Employee Share Option Scheme, dated January 14, 2016.

4.34†**	Research Collaboration and Licence Agreement, dated November 25, 2015, between Adaptimmune Limited and Universal Cells, Inc.

4.35†**	Non-Exclusive Sub-License Agreement, dated November 25, 2015, between Adaptimmune Limited and Universal Cells Inc.

4.36†**	HLA/AAV Sub-Licence Agreement, dated November 25, 2015 between Adaptimmune Limited and Universal Cells Inc.

8.1*	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our Registration Statement on Form F-1 (file no: 333-203267)).

12.1**	Certificate of Chief Executive Officer pursuant to 17 CFR 240.13a-14(a).

12.2**	Certificate of Chief Financial Officer pursuant to 17 CFR 240.13a-14(a).

13.1**	Certificate of Chief Executive Officer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350.

13.2**	Certificate of Chief Financial Officer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350.

15.1**	Consent of KPMG LLP.

*                                         Previously filed.

**                                  Filed herewith.

†                                         Confidential treatment previously requested and granted as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Transition Report on its behalf.

ADAPTIMMUNE THERAPEUTICS PLC

	By:	/s/ James Noble
		Name:	James Noble
		Title:	Chief Executive Officer
Date: March 17, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Adaptimmune Therapeutics plc

We have audited the accompanying consolidated balance sheets of Adaptimmune Therapeutics plc and subsidiaries (the “Group”) as of December 31, 2015, June 30, 2015 and June 30, 2014, and the related consolidated income statements and consolidated statements of comprehensive loss and changes in equity, and consolidated cash flow statements for the six months ended December 31, 2015 and each of the years in the three-year period ended June 30, 2015. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Adaptimmune Therapeutics plc and subsidiaries as of December 31, 2015, June 30, 2015 and June 30, 2014, and the results of their operations and their cash flows for the six months ended December 31, 2015 and each of the years in the three-year period ended June 30, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG LLP

Reading, United Kingdom

17 March 2016

CONSOLIDATED INCOME STATEMENTS

		For the six months ended December 31,	For the year ended June 30,
	Note	2015	2015	2014	2013
		(£’000)	(£’000)	(£’000)	(£’000)
Revenue	3	5,499	6,818	355	—
Research and development expenses	4	(16,467)	(14,749)	(7,356)	(5,361)
General and administrative expenses	4	(7,300)	(7,201)	(1,602)	(797)
Other income	7	908	462	165	7
Operating loss		(17,360)	(14,670)	(8,438)	(6,151)
Finance income	8	8,766	322	2	9
Finance expense	9	—	(720)	(4)	(4)
Loss before tax		(8,594)	(15,068)	(8,440)	(6,146)
Taxation credit	10	1,235	1,339	982	578
Loss for the period		(7,359)	(13,729)	(7,458)	(5,568)

All of the above figures relate to continuing operations.

	For the six months ended December 31,	For the year ended June 30,
	2015	2015	2014	2013
	£	£	£
Basic and diluted loss per share	(0.02)	(0.04)	(0.05)	(0.05)

	Number	Number	Number	Number
Weighted average number of shares used to calculate basic and diluted loss per share	424,711,900	325,012,111	148,484,504	105,376,900

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the six months ended December 31,	For the year ended June 30,
	2015	2015	2014	2013
	(£’000)	(£’000)	(£’000)	(£’000)
Loss for the period	(7,359)	(13,729)	(7,458)	(5,568)
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Foreign exchange translation differences	(5)	11	141	(26)
Income tax on foreign exchange translation differences	—	—	—	—
Other comprehensive (loss)/income for the period, net of income tax	(5)	11	141	(26)
Total comprehensive loss for the period	(7,364)	(13,718)	(7,317)	(5,594)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Other reserves	Exchange reserve	Retained earnings	Total equity
	(£’000)	(£’000)	(£’000)	(£’000)	(£’000)	(£’000)
Balance at July 1, 2012	110	—	5,966	(5)	(6,151)	(80)
Total comprehensive income for the year:
Loss for the year	—	—	—	—	(5,568)	(5,568)
Other comprehensive loss for the year	—	—	—	(26)	—	(26)
Transactions with owners, recorded directly in equity:
Proceeds from the issue of share capital	—	—	4,144	—	—	4,144
Equity-settled share based payment transactions	—	—	—	—	112	112
Balance at June 30, 2013	110	—	10,110	(31)	(11,607)	(1,418)
Balance at July 1, 2013	110	—	10,110	(31)	(11,607)	(1,418)
Total comprehensive income for the year:
Loss for the year	—	—	—	—	(7,458)	(7,458)
Other comprehensive income for the year	—	—	—	141	—	141
Transactions with owners, recorded directly in equity:
Proceeds from the issue of share capital	72		9,718	—	—	9,790
Equity-settled share based payment transactions	—		238	—	122	360
Balance at June 30, 2014	182	—	20,066	110	(18,943)	1,415
Balance at July 1, 2014	182	—	20,066	110	(18,943)	1,415
Total comprehensive income for the year:
Loss for the year	—	—	—	—	(13,729)	(13,729)
Other comprehensive income for the year	—	—	—	11	—	11
Transactions with owners, recorded directly in equity:
Proceeds from the issue of preference shares*, net of issue costs of £3,031,000	175	—	60,379	—	—	60,554
Proceeds from the issue of share capital, net of issue costs of £9,899,000	68	114,091	—	—	—	114,159
Equity-settled share based payment transactions	—	—	—	—	2,683	2,683
Balance at June 30, 2015	425	114,091	80,445	121	(29,989)	165,093
Balance at July 1, 2015	425	114,091	80,445	121	(29,989)	165,093
Total comprehensive income for the period:
Loss for the period	—	—	—	—	(7,359)	(7,359)
Other comprehensive loss for the period	—	—	—	(5)	—	(5)
Transactions with owners, recorded directly in equity:
Equity-settled share based payment transactions	—	—	—	—	2,441	2,441
Balance at December 31, 2015	425	114,091	80,445	116	(34,907)	160,170

*subsequently converted into ordinary shares on IPO.

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

		As of December 31,	As of June 30,
	Note	2015	2015	2014
		(£’000)	(£’000)	(£’000)
Assets
Non-current assets
Property, plant & equipment	11	8,921	3,429	840
Intangibles	12	1,868	113	—
Other non-current assets	13	3,195	—	—
Restricted cash	14	3,040	—	—
Total non-current assets		17,024	3,542	840
Current assets
Other current assets	13	201	65	—
Trade and other receivables	15	8,933	4,249	625
Tax receivable		2,914	2,524	1,027
Short-term deposits	16	36,843	35,164	—
Cash and cash equivalents	17	131,038	145,666	30,105
Total current assets		179,929	187,668	31,757
Total assets		196,953	191,210	32,597

Equity and liabilities
Equity
Share capital	19	425	425	182
Share premium		114,091	114,091	—
Other reserves		80,445	80,445	20,066
Foreign exchange reserve		116	121	110
Retained earnings		(34,907)	(29,989)	(18,943)
Total equity		160,170	165,093	1,415
Non-current liabilities
Trade and other payables	18	17,973	9,100	—
Total non-current liabilities		17,973	9,100	—
Current liabilities
Trade and other payables	18	18,810	16,992	31,138
Tax payable		—	25	44
Total current liabilities		18,810	17,017	31,182
Total equity and liabilities		196,953	191,210	32,597

See accompanying notes to consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

		For the six months ended December 31,	For the year ended June 30,
	Note	2015	2015	2014	2013
		(£’000)	(£’000)	(£’000)	(£’000)
Cash flows from operating activities
Loss for the period before tax		(8,594)	(15,068)	(8,440)	(6,146)
Adjustments for:
Depreciation	11	771	447	148	30
Amortization	12	45	19	—	—
Loss on disposal of property, plant and equipment		—	2	—	—
Equity-settled share based payment expense	22	2,441	2,683	204	112
Unrealized foreign exchange gains	8	(8,445)	—	—	—
Bank interest income	8	(321)	—	—	—
Increase in other current and other non-current assets		(3,331)	(65)	—	—
Increase in trade and other receivables		(4,573)	(3,624)	(311)	(104)
Increase/(decrease) in trade and other payables		10,691	(5,046)	29,539	699
Foreign exchange translation differences on consolidation		(5)	11	141	(26)
Cash (used in)/from operations		(11,321)	(20,641)	21,281	(5,434)
Net tax received/(paid)		817	(177)	578	327
Interest received		213	—	—	—
Net cash (used in)/from operating activities		(10,291)	(20,818)	21,860	(5,108)
Cash flows from investing activities
Acquisition of property, plant & equipment	11	(6,263)	(3,117)	(851)	(105)
Acquisition of intangibles	12	(1,800)	(132)	—	—
Proceeds from disposal of property, plant & equipment		—	79	—	—
Investments in short-term deposits		—	(35,164)	—	—
Investment in restricted cash	14	(3,040)	—	—	—
Net cash used in investing activities		(11,103)	(38,334)	(851)	(105)
Cash flows from financing activities
Proceeds from the issue of share capital		—	174,713	9,944	2,439
Net cash from financing activities		—	174,713	9,944	2,439
Net (decrease)/increase in cash and cash equivalents		(21,394)	115,561	30,953	(2,773)
Unrealized foreign exchange gain in cash and cash equivalents		6,766	—	—	—
Cash and cash equivalents at start of period		145,666	30,105	(848)	1,925
Cash and cash equivalents at end of period	17	131,038	145,666	30,105	(848)

See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements

1 Organization

Adaptimmune Therapeutics plc (the “Company”) is registered in England and Wales. Its registered office is 101 Park Drive, Milton Park, Abingdon, Oxfordshire OX14 4RY UK.

The Company and its subsidiaries Adaptimmune Limited and Adaptimmune LLC (the “Group”) are a clinical-stage biopharmaceutical group focused on novel cancer immunotherapy products based on its T-cell receptor platform. It has developed a comprehensive proprietary platform that enables it to identify cancer targets, find and genetically engineer T-cells receptors, or TCRs, and produce TCR therapeutic candidates for administration to patients. The Group engineers TCRs to increase their affinity to cancer specific peptides in order to destroy cancer cells in patients.

The Group is subject to a number of risks similar to other biopharmaceutical companies in the early stage, including, but not limited to, the need to obtain adequate additional funding, possible failure of preclinical programs or clinical trials, the need to obtain marketing approval for its TCR therapeutic candidates, competitors developing new technological innovations, the need to successfully commercialize and gain market acceptance of the Group’s TCR therapeutic candidates, and protection of proprietary technology. If the Group does not successfully commercialize any of its TCR therapeutic candidates, it will be unable to generate product revenue or achieve profitability. As of December 31, 2015, the Group had an accumulated deficit of approximately £35 million.

2 Accounting policies

Statement of compliance

The consolidated financial statements have been prepared and approved by the directors in accordance with International Financial Reporting Standards (“IFRS”) adopted by the International Accounting Standards Board (“IASB”).

Basis of preparation

The consolidated financial statements have been prepared on the historical cost basis except as required by IFRS. The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these financial statements. The Group has changed the reporting date from June 30 to December 31 and therefore the consolidated financial statements included herein are for a short period of six months to December 31, 2015. As such the comparable amounts presented in these consolidated financial statements for the year ended June 30, 2015, 2014 and 2013 are not entirely comparable.

Going concern

The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the primary statements and notes of these set of financial statements. In addition, notes 19 and 20 to the financial statements include the Group’s objectives, policies and processes for managing its capital and its financial risk management objectives.

After making enquiries and considering the Group’s business activities, together with the factors likely to affect its future development, performance and position, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements and accompanying notes.

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

The assets and liabilities of foreign operations are translated to the Group’s presentational currency, Sterling (GBP), at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated at an average rate for the period where this rate approximates to the foreign exchange rates ruling at the dates of the transactions. Exchange differences arising from this translation of foreign operations are reported as an item of other comprehensive income and accumulated in the Exchange reserve.

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

Intangibles

Research and development

Expenditures on research activities are recognized in the income statement as incurred.  Costs incurred on development projects are recognized as intangible assets when all of the below criteria exist:

•                  the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•                  the intention to complete the intangible asset and use or sell it;

•                  the ability to use or sell the intangible asset;

•                  how the intangible asset will generate probable future economic benefits can be demonstrated;

•                  the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•                  the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Otherwise, it is recognized in the income statement as incurred. Subsequent to initial recognition, a development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.

The Company currently does not have any development projects which have met the above criteria.

Acquired in-process research and development

Acquired research and development intangible assets, which are still under development, such as initial upfront and milestone payments for licensed or acquired compounds or technology, are recognized as in-process research & development (IPR&D).  IPR&D assets are stated at their purchase cost, together only with any incidental expenses of acquisition.

IPR&D assets are not amortized, but evaluated for potential impairment on an annual basis or when facts and circumstances warrant. Any impairment charge is recorded in the consolidated income statement under “research & development”. Once a project included in IPR&D has been successfully developed it is transferred to the “currently marketed product” category.

Software licenses

Acquired computer software licenses are capitalized as intangibles on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives.

Other current and non-current assets

Clinical materials with alternative use, which are not held for sale, are capitalized as either other current assets or other non-current assets, depending on the timing of their expected consumption.

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

Preferred Shares

Series A Preferred Shares were classified as equity rather than debt because they bore no obligation to deliver cash or other financial assets and convert into equity at an agreed rate.

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

Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each period at the same time.

Revenue

Revenue is recognized to the extent that we obtain the right to consideration in exchange for performance and is measured at the fair value of the consideration received excluding Value-Added Tax (VAT). If a payment is for multiple deliverables, then an allocation of the fair value of each deliverable is assessed based on available evidence, judgment is required to attribute the fair value to the various elements.

Where a deliverable has only been partially completed at the balance sheet date, revenue is calculated by reference to the value of services performed as a proportion of the total services to be performed for each deliverable or on a straight-line basis if the pattern of performance cannot be estimated. The amount of revenue recognized is limited to non-refundable amounts already received or reasonably certain to be received. We consider payments reasonably certain to be received at the point that satisfactory criteria are agreed with GSK. Where payments are received from customers in advance of services provided, the amounts are recorded as deferred income and included within current liabilities or non-current liabilities, depending on when the services are expected to be delivered.

We regularly review and monitor the performance of the GSK Collaboration and License Agreement in terms of the proportion of total services to be performed for each deliverable and the period of time over which the revenue is deferred based on facts known at the time. If circumstances arise that may change the original estimates of progress toward completion of a deliverable, then estimates are revised. These revisions may result in increases or decreases in estimated revenues and are reflected in income in the period in which the circumstances that give rise to the revision become known to management. Performance of contract deliverables may vary significantly over time from initial estimates, and, therefore, the amount of revenue recognized is subject to variations. In previous periods there has been no material difference from our estimates to the amount of revenue that can be reliably recognized. In the six months ended December 31, 2015, the Group refined its approach for analyzing the components of its deliverables under the GSK Collaboration and License Agreement in respect of the timing of services being performed. This change did not have a significant impact on revenue recognition.

Operating leases

Costs in respect of operating leases are charged to the income statement on a straight-line basis over the lease term. There are no assets held under finance leases.

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

Pension costs

The Group operates a defined contribution pension scheme for its executive directors and employees. The contributions to this scheme are expensed to the Consolidated income statement as they fall due.

Share-based compensation

The Group operates equity-settled, share-based compensation plans. Certain employees of the Group are awarded options over the shares in the parent company. The fair value of the employee services received in exchange for these grants of options is recognized as an expense, using the Black-Scholes OPM, with a corresponding increase in reserves. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted and assumptions about the number of options that are expected to vest.

Government grants

Government grants are recognized as Other income over the period necessary to match them with the related costs when there is reasonable assurance that the Group will comply with any conditions attached to the grant and the grant will be received.

Taxation

Tax on the profit or loss for the period comprises current and deferred tax. Tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable or receivable in respect of previous years.

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

Dividends

Dividends received from subsidiary undertakings are accounted for when received. Dividends paid are accounted for in the period when they are paid.

Earnings per share

Basic and diluted net loss per share is determined by dividing net loss by the weighted average number of ordinary shares outstanding during the period.  The effect of 31.3 million (year ended June 30, 2015: 31.5 million, 2014: 10.1 million, 2013: 6.2 million) potentially dilutive share options has been excluded from the diluted loss per share calculation because it would have an antidilutive effect on the loss per share for the period.

Adopted IFRS not yet applied

The following standards and interpretations have been issued but are not yet effective and therefore have not been applied in these financial statements.

•                      Amendments to IAS 16 and IAS 38 ‘Clarification of Acceptable Methods of Depreciation and Amortization’ (mandatory for year commencing on or after January 1, 2016).

•                      IFRS 15 Revenue from Contracts with Customers (mandatory for year commencing on or after January 1, 2018).

•                      IFRS 9 Financial Instruments (mandatory for year commencing on or after January 1, 2018).

•                      IFRS 16 Leases (mandatory for year commencing on or after January 1, 2019).

The Group does not expect the adoption of this guidance to have a material effect on the financial statements, with the exception of IFRS 15 and IFRS 16, which the Group is currently evaluating.

3 Revenue & segmental reporting

Revenue represents recognized income from collaboration agreements.

During the six months ended December 31, 2015 and the years ended June 30, 2015, June 30, 2014 and June 30, 2013, revenue was derived from one customer and the Directors believe that there is only one operating segment.

	For the six months ended December 31,	For the year ended June 30,
	2015	2015	2014	2013
	(£’000)	(£’000)	(£’000)	(£’000)
Revenue	5,499	6,818	355	—

Under the GSK Collaboration and License Agreement, GSK funds the development of, and has an option to obtain an exclusive license to, our NY-ESO TCR therapeutic candidate. In addition, GSK has the right to nominate four additional target peptides, excluding those where Adaptimmune has already initiated development of a TCR therapeutic candidate. The Group received an upfront payment of £25 million in June 2014 and has achieved various development milestones totaling £14.0 million, of which £9.5 million related to milestones achieved during the six months ended December 31, 2015. The Company is entitled to further milestone payments based on the achievement of specified development and commercialization milestones by either the Group or GSK.

In addition to the development milestone payments, the Group is entitled to royalties from GSK on all GSK sales of TCR therapeutic products licensed under the agreement, varying between a mid-single-digit percentage and a low-double-digit percentage of net sales. No royalties have been received during the six months ended December 31, 2015. Sales milestones also apply once any TCR therapeutic covered by the GSK Collaboration and License Agreement is on the market.

The GSK Collaboration and License Agreement is effective until all payment obligations expire. The agreement can also be terminated on a collaboration program-by-collaboration program basis by GSK for lack of feasibility or inability to meet certain agreed requirements. Both parties have rights to terminate the agreement for material breach upon 60 days’ written notice or immediately upon insolvency of the other party. GSK has additional rights to terminate either the agreement or any specific license or collaboration program on provision of 60 days’ notice to us. The Group also has rights to terminate any license where GSK ceases development or withdraws any licensed TCR therapeutic in specified circumstances.

The revenue recognized to date relates to the upfront fee and development milestones payments received, which are being recognized in revenue over the period in which we are providing services under the GSK Collaboration and License Agreement.  As a result of achieving various deliverables, the Group has recognized £5.5 million of revenue during the six month period ending December 31, 2015.

Geographic information

Noncurrent assets (excluding intangibles and financial instruments) based on geographic location:

	As of December 31,	As of June 30,
	2015	2015	2014
	(£’000)	(£’000)	(£’000)
United Kingdom	8,178	3,115	839
United States	3,938	314	1
	12,116	3,429	840

All revenues for the six months ended December 31, 2015 and the years ended June 30, 2015, 2014 and 2013 originated in the United Kingdom.

4 Expenses

	For the six months ended December 31,	For the year ended June 30,
	2015	2015	2014	2013
	(£’000)	(£’000)	(£’000)	(£’000)
Operating loss is stated after charging:
Operating lease charges:
Plant & machinery	7	—	—	—
Other than plant & machinery	543	387	177	225
Foreign exchange losses/(gains)	82	(66)	143	33
Depreciation of owned property, plant and equipment (note 11)	771	447	148	30
Amortization of intangibles (note 12)	45	19	—	—
Employee benefits (note 5)	9,949	8,362	2,134	1,312
Subcontracted research and development	5,607	5,649	3,201	2,900
Materials consumed in research and development	1,785	1,839	784	241
Other expenses	4,978	5,313	2,371	1,416
Total expenses	23,767	21,950	8,958	6,157

Research and development expenses	16,467	14,749	7,356	5,361
General and administrative expenses	7,300	7,201	1,602	796
Total expenses	23,767	21,950	8,958	6,157

Other expenses include amounts receivable by the Group’s auditor and its associates in respect of:

	For the six months ended December 31,	For the year ended June 30,
	2015	2015	2014	2013
	(£’000)	(£’000)	(£’000)	(£’000)
Audit of the Group’s annual accounts	95	85	60	7
Audit-related fees	10	173	15	—
Tax fees	—	—	18	—
All other fees	2	9	—	—

5 Staff numbers and costs

The average number of persons employed by the Group (including directors) during the year, analyzed by category, was as follows:

	For the six months ended December 31,	For the year ended June 30,
	2015	2015	2014	2013
	(Number)	(Number)	(Number)	(Number)
Research and development	137	63	27	17
Management and administration	36	16	4	2
	173	79	31	19

The aggregate staff costs of these persons were as follows:

	For the six months ended December 31,	For the year ended June 30,
	2015	2015	2014	2013
	(£’000)	(£’000)	(£’000)	(£’000)
Wages and salaries	6,780	4,988	1,668	1,050
Social security costs	648	539	175	95
Share based payment—fair value of employee services (note 22)	2,441	2,683	204	112
Pension costs—defined contribution (note 21)	80	152	86	55
	9,949	8,362	2,133	1,312

6 Directors’ remuneration

	For the six months ended December 31,	For the year ended June 30,
	2015	2015	2014	2013
	(£’000)	(£’000)	(£’000)	(£’000)
Directors’ emoluments	393	558	222	157

Total director’s pension contributions for the six months ended December 31, 2015 were £7,500 (For the year ended June 30, 2015: £13,000, 2014: £10,500, 2013: £6,250).

No retirement benefits are accruing to directors (For the year ended June 30, 2015: none, 2014: none, 2013: none) under the Group’s pension schemes.

No directors (For the year ended June 30, 2015: None, 2014: two, 2013: one) exercised share options in the parent company during the six months to December 31, 2015.

7 Other income

	For the six months ended December 31,	For the year ended June 30,
	2015	2015	2014	2013
	(£’000)	(£’000)	(£’000)	(£’000)
Income from government grants	590	429	149	—
Income from related parties (see also note 24)	10	33	13	7
UK R&D Expenditure Credits	308	—	—	—
Other	—	—	3	—
	908	462	165	7

8 Finance income

Recognized in the income statement:

	For the six months ended December 31,	For the year ended June 30,
	2015	2015	2014	2013
	(£’000)	(£’000)	(£’000)	(£’000)
Bank interest on cash and deposits	321	322	2	9
Net unrealized foreign exchange gains	8,445
Finance income	8,766	322	2	9

9 Finance expense

Recognized in the income statement:

	For the six months ended December 31,	For the year ended June 30,
	2015	2015	2014	2013
	(£’000)	(£’000)	(£’000)	(£’000)
Bank interest on overdrafts	—	—	4	4
Foreign exchange losses on financial assets	—	720	—	—
Finance expense	—	720	4	4

10 Taxation credit

Recognized in the income statement:

	For the six months ended December 31,	For the year ended June 30,
	2015	2015	2014	2013
	(£’000)	(£’000)	(£’000)	(£’000)
Current tax income
UK Research and Development tax credit	1,227	1,308	1,027	578
US corporation tax	(33)	(158)	(45)	—
Adjustments in respect of prior periods	41	189	—	—
Total tax credit in the income statement	1,235	1,339	982	578

Reconciliation of effective tax rate

The total tax credit is lower (For the year ended June 30, 2015: lower, 2014: lower, 2013: lower) than the standard rate of corporation tax in the UK.

The differences are explained below:

	For the six months ended December 31,	For the year ended June 30,
	2015	2015	2014	2013
	(£’000)	(£’000)	(£’000)	(£’000)
Loss before tax	8,594	15,068	8,440	6,146
Tax at the UK corporation tax rate of 20% (For the year ended June 30, 2015: 20.75%, 2014: 22.5%, 2013: 23.75% )	1,719	3,127	1,899	1,460
Non-deductible expenses	(441)	(437)	(82)	(167)
Deferred taxes not recognized	(594)	(2,192)	(1,174)	(736)
Additional allowance in respect of enhanced R&D relief	1,005	1,033	1,067	693
Surrender of tax losses for R&D tax credit refund	(489)	(475)	(907)	(670)
Tax rate changes	(6)	94	—	—
Adjustments in respect of prior years	41	189	—	—
Other timing differences	—	—	179	(2)
Total tax credit in income statement	1,235	1,339	982	578

After accounting for tax credits receivable, there are accumulated tax losses for carry forward in the UK amounting to £28,840,000 as of December 31, 2015 (June 30, 2015: 23,166,000, 2014: £14,131,000, 2013: £7,957,000). These tax losses do not expire. No deferred tax asset is recognized in respect of accumulated tax losses on the basis that suitable future trading profits are not sufficiently certain.

Reductions in the UK corporation tax rate from 20% to 19% from 1 April 2017 and then a further reduction to 18% from 1 April 2020 were substantively enacted in the UK legislation on 18 November 2015.

11 Property, plant and equipment

	Computer equipment	Office equipment	Laboratory equipment	Leasehold improvements	Total
	(£’000)	(£’000)	(£’000)	(£’000)	(£’000)
Cost
At July 1, 2013	12	—	159	—	171
Additions to June 30, 2014	40	28	783	—	851
At June 30, 2014	52	28	942	—	1,022
Additions to June 30, 2015	365	94	1,434	1,224	3,117
Disposals to June 30, 2015	(4)	—	(120)	—	(124)
At June 30, 2015	413	122	2,256	1,224	4,015
Additions to December 31, 2015	384	52	5,176	651	6,263
At December 31, 2015	797	174	7,432	1,875	10,278

Depreciation
At July 1, 2013	5	—	29	—	34
Charge for period to June 30, 2014	10	4	134	—	148
At June 30, 2014	15	4	163	—	182
Charge for period to June 30, 2015	51	11	349	36	447
Disposals to June 30, 2015	(4)	—	(39)	—	(43)
At June 30, 2015	62	15	473	36	586
Charge for period to December 31, 2015	90	18	549	114	771
At December 31, 2015	152	33	1,022	150	1,357

Carrying value
At July 1, 2013	7	—	130	—	137
At June 30, 2014	37	24	779	—	840
At June 30, 2015	351	107	1,783	1,188	3,429
At December 31, 2015	645	141	6,410	1,725	8,921

  Leasehold improvement includes £0.8 million (June 30, 2015: £0.8 million) of assets under construction.

12 Intangibles

	In-Process R&D	Computer software	Total
	(£’000)	(£’000)	(£’000)
Cost
At July 1, 2013	—	—	—
At June 30, 2014	—	—	—
Additions to June 30, 2015	—	132	132
At June 30, 2015	—	132	132
Additions to December 31, 2015	1,662	138	1,800
At December 31, 2015	1,662	270	1,932
Amortization
At July 1, 2013	—	—	—
At June 30, 2014	—	—	—
Charge for period to June 30, 2015	—	19	19
At June 30, 2015	—	19	19
Charge for period to December 31, 2015	—	45	45
At December 31, 2015	—	64	64
Carrying value
At July 1, 2013	—	—	—
At June 30, 2014	—	—	—
At June 30, 2015	—	113	113
At December 31, 2015	1,662	206	1,868

On November 25, 2015, the Group entered into a Research Collaboration and License Agreement relating to gene editing and HLA-engineering technology with Universal Cells, Inc. (“Universal Cells”). The Group paid an upfront license fee of £1.7 million ($2.5 million) to Universal Cells for in-process R&D and will make further payments of up to $44 million if certain development and product milestones are achieved. Universal Cells would also receive a profit-share payment for the first product, and royalties on sales of other products utilizing its technology.

13 Other current and non-current assets

Other current and non-current assets are clinical materials with alternative use, not held for sale, which are classified as current or non-current based on whether they are expected to be consumed within twelve months.

14 Restricted cash

As of December 31, 2015, the Group had restricted cash of £3,040,000 relating to security deposits for letters of credit relating to leased properties.

15 Trade and other receivables

	As of December 31,	As of June 30,
	2015	2015	2014
	(£’000)	(£’000)	(£’000)
Trade receivables	3,002	2	16
Prepayments and accrued income	3,916	3,310	543
Other receivables	2,015	937	66
	8,933	4,249	625

16 Short-term deposits

	As of December 31,	As of June 30,
	2015	2015	2014
	(£’000)	(£’000)	(£’000)
Deposits held in pounds sterling	7,500	7,500	—
Deposits held in US dollars	29,343	27,664	—
	36,843	35,164	—

17 Cash and cash equivalents

	As of December 31,	As of June 30,
	2015	2015	2014
	(£’000)	(£’000)	(£’000)
Cash and cash equivalents held in pounds sterling	20,256	28,749	27,468
Cash and cash equivalents held in US dollars	110,782	116,917	2,637
Cash and cash equivalents	131,038	145,666	30,105

The Group’s policy for determining cash and cash equivalents is to include all cash balances, overdrafts and deposits with maturities of three months or less.

When the Group assesses its liquidity position it includes cash and cash equivalents as well as short-term deposits.

18 Trade and other payables

	As of December 31,	As of June 30,
	2015	2015	2014
	(£’000)	(£’000)	(£’000)
Shown within current liabilities:
Trade payables	5,317	1,259	594
Other taxation and social security	749	158	4,944
Deferred income*	8,423	13,295	24,720
Accruals	4,321	2,280	880
	18,810	16,992	31,138

	As of December 31,	As of June 30,
	2015	2015	2014
	(£’000)	(£’000)	(£’000)
Shown within non-current liabilities:
Deferred income*	17,973	9,100	—

*The Group had previously determined that it had a 3 year operating cycle for revenue recognition (consistent with the terms of the collaboration with GSK) and deferred income was therefore shown as a current liability within trade and other payables for the year ended June 30, 2014. As of June 30, 2014, £13,300,000 of the Group’s total deferred income shown within current liabilities was expected to be realized as revenue after 12 months.

Following the Company’s IPO, it has initiated several other research programs such that the GSK partnership will no longer comprise substantially all of the Group’s operations. As a result, the operating cycle of the Group has become less clearly identifiable. Accordingly, as of June 30, 2015 the Group has assumed that its operating cycle is 12 months in the absence of better information, and the amount of deferred income expected to be recognized as revenue after 12 months is shown as a non-current liability.

19 Capital and reserves

Share capital

	As of December 31,	As of June 30,
	2015	2015	2014
	(£’000)	(£’000)	(£’000)

Allotted, called up and fully paid
424,711,900 (2014: 181,370,100) Ordinary shares of 0.1p each	425	425	181

Ordinary shares

Each holder of ordinary shares is entitled to one vote, on a show of hands and one vote per share on a poll, at general meetings of the Company. On the winding up of the Company, the assets of the Company available for distribution to holders remaining after payment of all other debts and liabilities of the Company shall be paid to the shareholders in proportion to the number of shares held by each of them.

The Directors have the authority to allot new shares or to grant rights to subscribe for or to convert any security into shares in the Company up to a maximum aggregate nominal amount of £150,000. This authority runs for five years and will expire on 17 December 2020.

Preferred shares issued

On September 23, 2014, the Group completed a Series A funding round, whereby Adaptimmune Limited issued 1,758,418 Series A Preferred Shares for net consideration of £60,554,000, after the deduction of fees of £3,031,000. These Series A Preferred Shares were convertible into ordinary shares prior to an IPO at an initial rate of 1:1 and converted into ordinary shares at that rate immediately prior to the admission to trading of the ADSs on NASDAQ. These shares were treated as equity under the provisions of IAS 32, ‘Financial Instruments: Presentation’.

Corporate reorganization

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

All Adaptimmune Limited share options granted to directors and employees under share option plans that were in existence immediately prior to the reorganization were exchangeable for share options in Adaptimmune Therapeutics plc on a one-for-100 basis with no change in any of the terms or conditions.

Adaptimmune Therapeutics plc’s Board, management and corporate governance arrangements, and consolidated assets and liabilities immediately following the reorganization were the same as Adaptimmune Limited immediately before the reorganization.

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

All share and per share information presented gives effect to the reorganization by dividing the loss for the period by the weighted average number of shares outstanding of Adaptimmune Therapeutics plc as if the one-for-100 share exchange had been in effect throughout the period.

Initial public offering

On May 6, 2015, immediately prior to the admission to trading of our ADSs on Nasdaq, all subsisting Series A Preferred Shares in the capital of the Company automatically converted to ordinary shares on a 1:1 basis.

On May 11, 2015, the Company closed its IPO on NASDAQ, issuing 11,250,000 American Depositary Shares representing 67,500,000 ordinary shares with nominal value of £67,500 for proceeds before expenses of £124,058,000. Funding costs of £9,899,000, including underwriter fees of £8,684,000 and other offering expenses of £1,215,000, were incurred and offset against the share premium account.

Dividends

No dividends were paid or declared in the six months ended December 31, 2015 or the years ended June 30, 2015, 2014 and 2013.

Capital management policy

The Group manages the operating cash outflow through its budgeting process, and looks to raise sufficient funds from revenue and equity to cover these outflows.

Nature and purpose of reserves

Exchange reserve

The exchange reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other reserve

The other reserve has arisen as a result of the Company reorganization described above.

20 Financial instruments

Finance income and expense

Foreign exchange gains and losses on financial instruments, interest income and interest expense are disclosed in notes 8 and 9. There were no gains or losses on financial instruments recognized directly within equity.

Disclosure of fair values of financial assets and liabilities

	As of December 31, 2015		As of June 30, 2015		As of June 30, 2014
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	(£’000)	(£’000)	(£’000)	(£’000)	(£’000)	(£’000)
Financial assets:
Loans and receivables
Trade receivables	3,002	3,002	2	2	16	16
R&D tax credit receivable	2,859	2,859	2,524	2,524	1,027	1,027
Other receivables	2,015	2,015	937	937	66	66

Short-term deposits	36,843	36,843	35,164	35,164	—	—

Cash and cash equivalents	131,038	131,038	145,666	145,666	30,105	30,105
Total financial assets	175,757	175,757	184,293	184,293	31,214	31,214

	As of December 31, 2015		As of June 30, 2015		As of June 30, 2014
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	(£’000)	(£’000)	(£’000)	(£’000)	(£’000)	(£’000)
Financial liabilities:
Financial liabilities at amortized cost
Trade payables	5,317	5,317	1,259	1,259	595	595
Other taxation and social security	749	749	158	158	4,944	4,944
Accruals	4,321	4,321	2,280	2,280	880	880
Total financial liabilities	10,387	10,387	3,697	3,697	6,419	6,419

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

•            Liquidity risk

•            Market risk (commodity prices and foreign exchange rates)

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the effect of netting agreements:

	As of December 31, 2015
	Carrying amount	Contractual cash flows	1 year or less
	(£’000)	(£’000)	(£’000)
Financial liabilities at amortized cost
Trade payables	5,317	5,317	5,317
Other taxation and social security	749	749	749
Accruals	4,321	4,321	4,321
Total financial liabilities	10,387	10,387	10,387

	As of June 30, 2015
	Carrying amount	Contractual cash flows	1 year or less
	(£’000)	(£’000)	(£’000)
Financial liabilities at amortized cost
Trade payables	1,259	1,259	1,259
Other taxation and social security	158	158	158
Accruals	2,280	2,280	2,280
Total financial liabilities	3,697	3,697	3,697

	As of June 30, 2014
	Carrying amount	Contractual cash flows	1 year or less
	(£’000)	(£’000)	(£’000)
Financial liabilities at amortized cost
Trade payables	595	595	595
Other taxation and social security	4,944	4,944	4,944
Accruals	880	880	880
Total financial liabilities	6,419	6,419	6,419

Foreign exchange risk

The Group makes purchases in foreign currencies. The Group’s treasury policy gives guidance on the management of its foreign exchange risk on the basis that the cash balance is held in appropriate currencies to meet obligations as they fall due.

Financial assets and liabilities in foreign currencies are as follows:

	As of December 31,	As of June 30,
	2015	2015	2014
	(£’000)	(£’000)	(£’000)
Other receivables	—	—	3
Short-term deposits	29,343	27,664	—
Cash and cash equivalents	110,782	116,917	2,637
Trade payables	(4,321)	(347)	(385)
	135,804	144,234	2,255

A 1% increase in exchange rates would reduce the carrying value of net financial assets and liabilities in foreign currencies as of December 31, 2015 by £1,345,000 (At June 30, 2015: £1,428,000 decrease, 2014: £22,000 decrease).

Credit risk

Trade receivables at December 31, 2015 of £3.0 million related to one customer as a result of the Group entering into the GSK Collaboration and License Agreement in 2014. The Group has been transacting with GSK for 18 months, during which time no impairment losses have been recognized. There are no amounts which are past due at December 31, 2015.

The Group held cash and cash equivalents of £131,038,000 and short-term deposits of £36,843,000 at December 31, 2015.  The cash and cash equivalents and short-term deposits are held with multiple banks and the Group monitors the credit rating of those banks.

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

Financial assets and liabilities subject to variable interest rates are as follows:

	Carrying Amount
	At December 31,	At June 30,
	2015	2015	2014
	(£’000)	(£’000)	(£’000)
Cash and cash equivalents	125,502	140,296	30,105
	125,502	140,296	30,105

An increase in Bank of England base rates by 0.5 percentage points would increase the net annual interest income applicable to the cash and cash equivalents as of December 31, 2015 by £628,000 (At June 30, 2015: £701,000 and at June 30, 2014: £151,000).

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

21 Employee benefits

The Group operates a defined contribution pension scheme for its executive directors and employees. The assets of the scheme are held separately from those of the company in an independently administered fund.  The unpaid contributions outstanding as of December 31, 2015 were £50,000 (At June 30, 2015: £69,000 and at June 30, 2014: £42,000). The pension cost charge for the six months ended December 31, 2015 was £80,000 (For the year ended June 30, 2015: £152,000, June 30, 2014: £86,000 and June 30, 2013: £55,000).

22 Share based compensation

Group share options

As of December 31, 2015, certain of the Group’s employees and directors were members of a share option plan operated by the ultimate parent company. All of these arrangements are settled in equity at a predetermined price and generally vest over a period of four years, with 25% of each award vesting after the first complete year. All share options have a life of ten years before expiry.

The number and weighted average exercise prices of share options (including grant in the year) are as follows:

			For the year ended
	For the six months ended December 31, 2015		June 30, 2015		June 30, 2014
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Outstanding at start of period	31,473,477	£0.41	10,057,700	£0.11	6,233,000	£0.10
Granted	—	£—	21,779,577	£0.54	5,627,700	£0.12
Forfeited	(270,000)	£0.37	(383,800)	£0.35	(425,000)	£0.11
Exercised	—	£—	—	—	(1,378,000)	£0.08
Outstanding at end of period	31,203,477	£0.41	31,453,477	£0.41	10,057,700	£0.11
Exercisable at end of period	7,785,415	£0.38	5,199,615	£0.39	2,026,800	£0.10

There were no options granted in the six months ended December 31, 2015. The weighted average fair value of options granted in the years ended June 30, 2015 and 2014 was £0.42 and £0.08, respectively.

For options outstanding at the end of the period, the range of exercise prices and weighted average remaining contractual life are as follows:

As of December 31, 2015
		Weighted average remaining life:
Exercise price	Number of shares	Expected	Contractual
£0.05	300,000	0.0 yrs	3.5 yrs
£0.11	8,404,300	2.7 yrs	7.7 yrs
£0.14	1,249,600	3.3 yrs	8.3 yrs
£0.36	10,355,000	4.0 yrs	9.0 yrs
£0.50	9,008,962	4.2 yrs	9.2 yrs
£1.82	1,885,615	4.4 yrs	9.4 yrs

As of June 30, 2015				As of June 30, 2014
		Weighted average				Weighted average
Exercise	Number of	remaining life:		Exercise	Number of	remaining life:
price	shares	Expected	Contractual	price	shares	Expected	Contractual
£0.05	300,000	0.0 yrs	4.0 yrs	£0.05	300,000	0.0 yrs	5.0 yrs
£0.11	8,404,300	3.2 yrs	8.2 yrs	£0.11	8,508,100	4.2 yrs	9.2 yrs
£0.14	1,249,600	3.8 yrs	8.8 yrs	£0.14	1,249,600	4.8 yrs	9.8 yrs
£0.36	10,595,000	4.5 yrs	9.5 yrs
£0.50	9,018,962	4.7 yrs	9.7 yrs
£1.82	1,885,615	4.9 yrs	9.9 yrs

Options are granted at the current market price less a fixed discount on a specific grant date during each calendar year. There is therefore no weighted average exercise price as the shares granted each year are all granted at the same price, given in the table above.

The total charge for the six months ended December 31, 2015 relating to share based payment plans was £2,441,000 (For the year ended June 30, 2015: £2,683,000, 2014: £204,000, 2013: £112,000), all of which related to equity-settled share based payment transactions.

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

23 Capital commitments and contingencies

Capital expenditure commitments

	As of December 31,	As of June 30,
	2015	2015	2014	2013
	(£’000)	(£’000)	(£’000)	(£’000)
Future capital expenditure contracted but not provided for	13,930	1,633	9	—

At December 31, 2015, future capital expenditure contracted but not provided for predominately relates to leasehold improvements arising on the fit out of laboratory and office space in Oxfordshire, UK and Philadelphia, USA.

Other commitments

On November 25, 2015, the Company entered into a Research Collaboration and License Agreement with Universal Cells. The Company paid an upfront license fee of £1.7 million ($2.5 million) to Universal Cells for in-process R&D and will make further payments of up to $44 million if certain development and product milestones are achieved. Universal Cells would also receive a profit-share payment for the first product, and royalties on sales of other products utilizing its technology.

Commitments under non-cancellable operating leases

The total of future minimum lease payments payable under the entity’s non-cancellable operating leases for each of the following periods is as follows:

	As of December 31,		As of June 30,
	2015		2015		2014		2013
	Land and Buildings	Other	Land and buildings	Other	Land and buildings	Other	Land and buildings	Other
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Within one year	1,078	—	914	—	57	—	113	—
Within two to five years	11,594	—	2,772	—	—	—	—	—
Over five years	19,249	—	85	—	—	—	—	—
	31,921	—	3,771	—	57	—	113	—

The charge in the income statement for operating leases was £550,000 for the six months ended December 31, 2015 (For the year ended June 30, 2015: £387,000 2014: £177,000, 2013: £225,000).

The Company leases laboratory and office property in Oxfordshire, UK and Philadelphia, USA.

24 Related parties

During the year, the Group entered into transactions, in the ordinary course of business, with other related parties.

Transactions entered into and trading balances outstanding as of December 31, 2015 are as follows:

	Invoiced to related party*	Purchases from related party	Amounts owed by related party	Amounts owed to related party
	(£’000)	(£’000)	(£’000)	(£’000)
Related party
Immunocore Limited	29	1,039	2	191
New Enterprise Associates	—	21	—	—
OrbiMed Advisors LLC	—	21	—	—

Transactions entered into and trading balances outstanding as of June 30, 2015 are as follows:

	Invoiced to related party*	Purchases from related party	Amounts owed by related party	Amounts owed to related party
	(£’000)	(£’000)	(£’000)	(£’000)
Related party
Immunocore Limited	86	1,617	2	90
New Enterprise Associates	—	11	—	2
OrbiMed Advisors LLC	—	6	—	—

Transactions entered into and trading balances outstanding as of June 30, 2014 are as follows:

	Invoiced to related party*	Purchases from related party	Amounts owed by related party	Amounts owed to related party
	(£’000)	(£’000)	(£’000)	(£’000)
Related party
Immunocore Limited	35	1,280	7	114

*   includes pass-through costs

Immunocore Limited, New Enterprise Associates and OrbiMed Advisors LLC are related parties because they are the beneficial owner of more than 5% of any class of our voting securities.

During the period, Immunocore Limited has invoiced the Group in respect of the transitional services agreement, property rent and joint patent costs. The Group has invoiced Immunocore Limited in respect of the transitional services agreement.

During the period, New Enterprise Associates has invoiced the Group for travel expenses of directors David Mott, Ali Behbahani and Elliot Sigal.

During the period, OrbiMed Advisors LLC has invoiced the Group for travel expenses of director Peter Thompson.

Remuneration of Key Management Personnel

The remuneration of the Directors and Executive Officers, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24, ‘Related Party Disclosures’.

	For the six months ended December 31,	For the year ended June 30,
	2015	2015	2014	2013
	(£’000)	(£’000)	(£’000)	(£’000)
Short-term employee benefits	1,321	1,311	335	157
Share-based payments	1,759	2,107	95	48
	3,080	3,418	430	205